09056168

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TAVENNER COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield (City) Ohio (State) 45502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William James Tavenner Sr. (937) 399-8415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103 (Address) Springfield (City) Ohio (State) 45503 (Zip Code)

RECD S.E.C.
MAR 2 2009
503

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Ohio
County of Clark ss

OATH OR AFFIRMATION

I, William James Tavenner Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me and subscribed in my presence
This 26 day of Feb., 2009

Signature

President
Title

Notary Public

Charles D. Littleton, Atty
Notary public, no expiration

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TAVENNER COMPANY

Financial Statements

December 31, 2008 and 2007

(with Independent Auditors' Report)

CLARK SCHAEFER HACKETT

STRENGTH IN NUMBERS

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITORS' REPORT

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statements of financial condition of The Tavenner Company (the Company) as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 – 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 20, 2009

2525 north limestone street, ste. 103
springfield, oh 45503

www.cshco.com
p. 937.399.2000
f. 937.399.5433

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2008 and 2007

Assets		2008	2007
Current assets:			
Cash	$	6,981	20,211
Commissions receivable		12,102	86,799
Total current assets		19,083	107,010
Property:			
Furniture and fixtures		27,591	27,591
Accumulated depreciation		(18,731)	(13,315)
		8,860	14,276
Non-current assets:			
Certificate of deposit		8,597	8,277
Total non-current assets		17,457	22,553
Total assets	$	36,540	129,563
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	3,400	1,478
Commissions payable		10,968	78,119
Total current liabilities		14,368	79,597
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained earnings		3,857	31,651
Total stockholder's equity		22,172	49,966
Total liabilities and stockholder's equity	$	36,540	129,563

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Operations
For the Years Ended December 31, 2008 and 2007

		2008	2007
Revenue:			
Commissions	$	521,738	1,191,839
Other income		-	35,000
Interest		319	280
Total revenue		522,057	1,227,119
Expenses:			
Commissions		444,249	1,053,878
Insurance		14,161	11,112
Professional fees		13,250	24,394
Representative monitoring		-	498
License and registration		1,002	1,101
Regulatory fees		878	732
Errors and omissions		1,626	116
Home office expenses		5,000	21,193
Computer software and repairs		5,365	8,306
Meetings		4,251	5,983
Depreciation		5,416	2,917
Office supplies		1,675	114
Repairs and maintenance		1,029	463
Postage		3,083	2,998
Contract labor		20,800	31,200
Rent		18,000	24,000
Dues and subscriptions		2,325	4,165
Telephone		3,130	2,935
Utilities		3,301	3,119
Miscellaneous		1,310	4,152
Total expenses		549,851	1,203,376
Net (loss) income	$	(27,794)	23,743

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

		Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2007	$	200	18,115	7,908	26,223
Net income		-	-	23,743	23,743
Balance at December 31, 2007		200	18,115	31,651	49,966
Net loss		-	-	(27,794)	(27,794)
Balance at December 31, 2008	$	200	18,115	3,857	22,172

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net (loss) income	$	(27,794)	23,743
Adjustments to reconcile net income to net cash (used) in provided by operating activities:			
Depreciation		5,416	2,917
Effects of changes in operating assets and liabilities:			
Commissions receivable		74,697	(45,057)
Commissions payable		(67,151)	46,033
Accounts payable		1,922	1,478
Cash flow (used) in provided by operating activities		(12,910)	29,114
Cash flows used by investing activities:			
Purchase of furniture and fixtures		-	(15,639)
Interest credited to certificate of deposit		(320)	(280)
Cash flow used in investing activities		(320)	(15,919)
(Decrease) increase in cash		(13,230)	13,195
Cash, beginning of year		20,211	7,016
Cash, end of year	$	6,981	20,211

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Cash
For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Commission Receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

2. OPERATIONS:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required there under.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $18,000 and $24,000 for 2008 and 2007, respectively, for office and equipment rent and $5,000 and $21,193 for 2008 and 2007, respectively, for administrative and support services.

5. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2008 and 2007. Therefore, no related reporting to regulatory agencies is required.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 and 2007 the Company had net capital of $12,135 and $26,844, which was $7,135 and $21,844 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.18 to 1.0 and 2.97 to 1.0 for 2008 and 2007 respectively.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2008

Net Capital:		
Total stockholder's equity	$	22,172
Deductions for non-allowable assets:		
Commission receivable, net of commissions payable		(1,134)
Property and equipment, net		(8,860)
Haircuts on securities		
Certificate of deposit (1/2%)		(43)
Net Capital	$	12,135
Aggregate Indebtedness:		
Accrued payable and commissions payable	$	14,368
Total aggregate indebtedness	$	14,368
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		7,135
Ratio: Aggregate indebtedness to net capital		1.18 to 1.0
Reconciliation with Company's Computation:		
Included in part IIA of Form X-17A-5 as of December 31, 2008		
Net capital per unaudited computation	$	7,048
Effect of audit and client adjustments on stockholders' equity		5,087
Net capital per audited computation above	$	12,135

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
The Tavenner Company
Springfield, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of The Tavenner Company (the Company), for the year ended December 31, 2008, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule l7a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2525 north limestone street, ste. 103
springfield, oh 45503

www.cshco.com
p. 937.399.2000
f. 937.399.5433

cincinnati | columbus | dayton | middletown | springfield

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters related to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule l7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 20, 2009

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.

cincinnati | columbus | dayton | middletown | springfield

www.cshco.com